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May 27, 2016

Katherine Wray, Esq.

Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange

Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Leidos Holdings, Inc. Registration Statement on Form S-4 filed April 18, 2016 File No. 333-210796 Preliminary Proxy Statement on Schedule 14A filed April 26, 2016 File No. 001-33072

Dear Ms. Wray:

On behalf of Leidos Holdings, Inc. (“Leidos”) and in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding Leidos’ Registration Statement on Form S-4 filed with the Commission on April 18, 2016, and Leidos’ Preliminary Proxy Statement on Schedule 14A filed with the Commission on April 26, 2016, as communicated in your letter dated May 13, 2016 (the “Comment Letter”), we are submitting this letter containing responses to the Comment Letter. The responses relating to Abacus Innovations Corporation (“Splitco”), Lockheed Martin Corporation (“Lockheed Martin”) and Citigroup Global Markets Inc. (“Citi”) have been provided to Leidos by Lockheed Martin, Splitco and Citi and/or their respective counsel. For convenience of reference, we have repeated your comments in bold text followed by our responses. An amendment to the Registration Statement (“Amendment No. 1”) has been filed via EDGAR on the date hereof. In addition to responding to the Staff’s comments, Amendment No. 1 also includes first quarter financial information for each of Lockheed Martin, Leidos and Splitco. To the extent that comments to the Leidos’ Registration Statement on Form S-4 are applicable to disclosure in the Leidos’ Preliminary Proxy Statement on Schedule 14A, Leidos will revise the proxy statement accordingly in an amendment to be filed via EDGAR.

Katherine Wray, Esq.

U.S. Securities and Exchange Commission

May 27, 2016

Explanatory Note

1.	The explanatory note in the inside cover of the registration statements includes a statement that once a final decision is made regarding the manner of distributing the shares of Splitco common stock, Splitco’s registration statement and Leidos’ proxy statement and registration statement on Form S-4 will be amended to reflect such decision. Please explain to us the mechanics of how and when you anticipate Lockheed Martin will make the determination as to whether it will conduct a spin-off or combined split-off/spin-off and what factors will be considered in making that determination.

Response: Under the Separation Agreement, Lockheed Martin has the right to determine whether the transaction will be structured as a spin-off or a split-off (and, to the extent necessary, a clean-up spin-off). Although the transaction structure is currently contemplated to be a split-off, Lockheed Martin will make the final determination, after considering the advice of its financial advisors, based on market conditions, including the relative trading prices of Lockheed Martin common stock and Leidos common stock and Lockheed Martin’s views of the market’s receptivity to an exchange offer versus a spin-off. Lockheed Martin expects to make its decision before requesting acceleration of the effective date of the Registration Statement so that the final prospectus reflects the means by which Lockheed Martin will effect the distribution. As noted in the explanatory note, in the unlikely event that Lockheed Martin makes the decision after the effective date of the Registration Statement, Splitco will file a post-effective amendment to the Registration Statement and Leidos will amend its proxy statement and registration statement on Form S-4, as appropriate.

Questions and Answers about this Exchange Offer and the Transactions, page 5 General

2.	Please consider adding a Q&A to explain why the post-merger ownership of Leidos will be 50.5% pre-merger Splitco (former Lockheed Martin) shareholders and 49.5% pre-merger Leidos shareholders on a fully diluted basis. In providing this disclosure, please explain the effect of using the Reverse Morris Trust structure and the tax treatment under the Internal Revenue Code.

Response: Leidos acknowledges the Staff’s comment and has revised the Registration Statement to include the requested Q&A on page 10 of Amendment No. 1.

Katherine Wray, Esq.

U.S. Securities and Exchange Commission

May 27, 2016

Q: Will all shares of Lockheed Martin common stock that I tender be accepted in this exchange offer?, page 10

3.	Please quantify, in this answer and with a view toward making conforming changes elsewhere in the offer document, the maximum amount of Lockheed Martin common stock sought in the issuer exchange offer. Refer to Item 4 of Schedule TO and corresponding Item 1004(a) of Regulation M-A.

Response: The number of shares of Lockheed Martin common stock that will be acquired in the exchange offer will depend upon the final exchange ratio. In accordance with Staff no-action letter precedent, see e.g., General Electric Company, SEC Staff No-Action Letter (Oct. 19, 2015), the final exchange ratio will be published no later than the second business day preceding the closing. We undertake to disclose this maximum number in the press release that discloses the final exchange ratio as well as an amended Schedule T-O. The press release will be filed with the Commission under Rule 425 on the date of its release.

Q: What will Leidos stockholders receive in connection with the Merger?, page 14

4.	Please revise to discuss more fully the impact of the Merger on Leidos shareholders. For example, consider explaining that while Leidos shareholders will not directly receive any consideration in the Merger, they will hold shares in a company that includes the IS&GS business and the additional debt that will be incurred by Splitco and Leidos in connection with the Transactions, as disclosed elsewhere in the document.

Response: In response to the Staff’s comment, the disclosure on page 14 of Amendment No. 1 has been revised.

How will the Transactions impact the future liquidity and capital resources of Leidos?, page 15

5.	Please quantify the additional indebtedness that Leidos and Splitco will incur in connection with the Transactions in this Q&A.

Response: In response to the Staff’s comment, the disclosure on pages 14 and 15 of Amendment No. 1 has been revised.

Terms of this Exchange Offer, page 22

6.	So that we can better understand how the pricing terms of the exchange operate, please include the information that is currently left blank on pages 22 and 23 in your next amendment. Alternatively, provide us supplementally with a working example of the calculations discussed on these pages, using, if necessary, a hypothetical VWAP for Lockheed Martin and Leidos common stock, dollar amount of the Leidos Special Dividend per share of Splitco common stock, upper limit, and other information needed to illustrate the operation of the pricing terms. Please also explain to us how this illustration reflects the percent discount at which Splitco common stock is being offered in the exchange offer for shares of Lockheed common stock.

Response: Lockheed Martin is submitting supplementally a copy of the pages you reference with hypothetical calculations that provide a working example as requested.

Katherine Wray, Esq.

U.S. Securities and Exchange Commission

May 27, 2016

Summary

Opinion of Leidos’ Financial Advisor, page 27

7.	Please clarify where appropriate, if accurate, that the exchange ratio considered by Citi in connection with its fairness opinion (i.e., the number of shares of Leidos common stock to be issued in the Merger, divided by the number of fully diluted shares of Leidos common stock as of the date of Citi’s opinion) is a different exchange ratio than the one that will be used to determine the number of Splitco common shares to be exchanged per Lockheed Martin common share in the split-off.

Response: In response to the Staff’s comment, the disclosure on pages 27 and 134 of Amendment No. 1 has been revised.

Risk Factors

The Transactions may not be completed on the terms..., page 37

8.	The third paragraph of this risk factor discusses potential delays and difficulties associated with Leidos obtaining post-closing governmental approvals with respect to the transfer of certain U.S. government contracts relating to the Splitco business. The disclosure does not, however, appear to address the possibility that such governmental approvals will be withheld altogether. Please tell us how you concluded that such a risk is not material, or revise.

Response: Leidos has concluded that there is no material risk that the U.S. government will withhold approval of the transfer of U.S. government contracts related to the Splitco Business. The post-closing governmental approval process is governed primarily by Federal Acquisition Regulation (“FAR”), subpart 42.12 (48 C.F.R. § 42.12 et seq.), which prescribes policies and procedures for the Government’s recognition of successors in interest to government contracts when contractor assets are transferred and the Government deems such transfer to be in its interests. Such approvals are typically manifested in the form of “novation agreements.” FAR 42.1204 provides a well-defined novation approval process and a checklist of documents that must be provided for the Government’s consideration. As a responsible government contractor with resources adequate to perform the affected contracts, Leidos expects that it will be able to meet all of the FAR requirements. In addition, Lockheed Martin and Leidos have discussed the anticipated approval process for the Transactions with representatives of the Defense Contract Management Agency, which will be the primary government agency responsible for review and approval, and no substantive obstacles have been identified.

Katherine Wray, Esq.

U.S. Securities and Exchange Commission

May 27, 2016

The Exchange Offer, page 46

9.	Confirm for us that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 under the Securities Act.

Response: Leidos confirms that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Leidos also confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 under the Securities Act.

10.	Please explain why you are currently unable to specify the percentage discount to Leidos’ common stock that corresponds to the number of shares of Splitco common stock that will be exchanged for Lockheed Martin common stock in the split-off, and how the percentage discount will be determined.

Response: The percentage discount will be determined based on market conditions shortly before the Registration Statement becomes effective and will be chosen by Lockheed Martin with a view toward ensuring that the exchange offer results in a distribution of all of the shares of Splitco common stock being offered. The percentage discount will be included in the final amendment to the Registration Statement filed prior to the Registration Statement being declared effective. See also the response to Comment 1

Determination of Validity, page 57

11.	The disclosure in this section states that Lockheed Martin’s determination regarding the validity of terms “will be final and binding.” Please revise these and any other unqualified references to “final and binding” determinations by Lockheed Martin to reflect, if true, that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties.

Response: The disclosure on pages 57 and 58 of Amendment No. 1 has been revised to indicate that stockholders have a right to challenge Lockheed Martin’s determinations and that only a decision made by a court of competent jurisdiction will be final and binding on stockholders.

Information on Leidos

Leidos’ Liquidity and Capital Resources after the Consummation of the Transaction, page 67

12.	Please consider expanding your discussion to include the following:

•	Disclose your current assets and net working capital on a pro forma basis as of January 1, 2016. In this regard, we note that you disclose total pro forma current liabilities and total pro forma assets, but not total pro forma current assets.

•	Disclose your total contractual obligations in a table that includes debt incurred following the consummation of the transaction, including the principal and interest obligations under the proposed debt agreements, and the periods in which they are due, and

•	Any unused available amounts under the proposed credit facilities.

Response: In response to the Staff’s comment, the disclosure on pages 67 and 68 of Amendment No. 1 has been revised to include disclosure of Leidos’ current assets and net working capital on a historical and pro forma basis as of April 1, 2016. Disclosure has been added regarding known pro forma contractual obligations in tabular format in accordance with Item 303(a) of Regulation S-K, including principal and interest obligations under the Leidos Commitment Letter and Splitco Commitment Letter, pursuant to which Leidos and Splitco will obtain debt financing for the Transactions. Finally, disclosure has been added regarding unused available amounts under the Leidos Revolving Credit Facility.

Katherine Wray, Esq.

U.S. Securities and Exchange Commission

May 27, 2016

Information on the Splitco Business

Management’s Discussion and Analysis and Results of Operations and Financial Condition for the Splitco Business

Business Overview, page 79

13.	We note that in 2015 40% of the Splitco Business’s contracts were fixed price contracts in which cost overruns could occur resulting in reduced profitability of contract losses in certain situations. To the extent material, discuss whether the Splitco Business has experienced material effects from cost overruns and whether the percentage of fixed price contracts has historically been the same.

Response: The percentage of Splitco Business revenues generated by fixed price contracts was approximately 40%, 35% and 40% for the years ended December 31, 2015, 2014 and 2013, respectively. The Registration Statement has been revised to include this information on page 88 of Amendment No. 1. The Splitco Business has generally not experienced material effects from cost overruns on its fixed price contracts, but when fixed price contacts have resulted in material contract losses, a material reduction in profitability or lack of comparability between periods, those events have been disclosed. For example, please refer to the disclosures on pages 82, 83 and F-26 of Amendment No. 1 regarding the Australian Department of Defence Chief Information Officer Group contract.

Liquidity and Capital Resources, page 84

14.	You disclose that during 2014 Lockheed Martin provided funding to IS&GS to support its business acquisitions. Please expand your discussion to explain management’s plan regarding funding of ongoing operations and/or business acquisitions subsequent to the Transactions in light of the fact that support provided by Lockheed Martin will no longer be available.

Response: The section entitled “Liquidity and Cash Flows” on page 85 of Amendment No. 1 has been revised in response to the Staff’s comment.

Katherine Wray, Esq.

U.S. Securities and Exchange Commission

May 27, 2016

Unaudited Pro Form Combined Consolidated Financial Statements and Supplemental Combined Consolidated Statement of Income, page 93

15.	We note your disclosure on page 28 that Lockheed Martin stockholders participating in the exchange offer are expected to receive approximately 50.5 percent of the equity ownership and associated voting rights in Leidos after the consummation of the transactions. Clarify how you considered all of the provisions of ASC 805-10-55-12.a through e in determining the accounting acquirer. As part of your response, please address the following:

•	While we note your disclosure that the Board will consist of 10 Leidos directors, clarify the voting rights of the shareholders to elect new directors or to remove existing directors during the two year period subsequent to the consummation of the transaction. Describe the term length, process of replacing members, and composition of the nominating committee. Also, clarify how any mandatory retirement dates will impact positions during this period.

•	Clarify how the board members will have the ability to make significant decisions that affect the operations of the entity.

•	Clarify the management structure subsequent to the consummation of the transaction. In this regard, we note your disclosure on page 132 that key leadership, personnel and expertise familiar with the Splitco Business are expected to transfer with the Splitco Business to Leidos. Clarify the composition of your leadership team subsequent to the consummation of the transaction and the roles, responsibilities and seniority of each member. Describe whether management serves under employee contracts or at-will.

•	Clarify your calculation of the premium over the pre-combination fair value of the equity interest of the combining entity.

Response: In response to the Staff’s comment, the following summarizes the analysis Leidos employed in determining that Leidos is the accounting acquirer under Accounting Standards Codification Topic 805 (“ASC”), Business Combinations (“ASC 805”). ASC 805-10-55-12 states that, in a business combination effected through an exchange of equity interests, such as the Merger, the entity that issues the interests (Leidos in this case) is generally considered the accounting acquirer. Nevertheless, ASC 805 provides no hierarchical guidance on determining the acquirer and indicates that all pertinent facts and circumstances should be considered, particularly those in ASC 805-10-55-12(a) through 55-12(e). Leidos’ evaluation of these considerations is outlined below.

a.

Consideration: The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

Katherine Wray, Esq.

U.S. Securities and Exchange Commission

May 27, 2016

Analysis: As disclosed in the Registration Statement, Lockheed Martin shareholders participating in the exchange offer (and clean-up spin-off, if any) are expected to receive approximately 50.5% of the stock (on a fully diluted basis) and the associated voting rights in Leidos after the consummation of the Merger, while Leidos shareholders will retain the remaining 49.5%. There are no unusual or special voting arrangements or options, warrants, or convertible securities included in the Merger.

Although the relative voting rights in the combined entity after the Merger is one of a number of indicators of the accounting acquirer under the framework of ASC 805, it is not the sole indicator. As of the consummation of the Merger, current Lockheed Martin shareholders will possess only a slight majority (i.e., approximately 50.5% as compared to approximately 49.5%) of the voting rights in the combined entity. However, this split does not provide a bright line as to which entity the accounting acquirer is, and this factor would be more conclusive if the voting rights held by Lockheed Martin shareholders were more significant (e.g., a 75% / 25% split). As such, Leidos believes that the additional factors listed below are critical in the ultimate determination of the accounting acquirer.

b.	Consideration: The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

Analysis: The largest minority voting interest in Leidos (held by Vanguard Fiduciary Trust Company) is approximately 7.2 million shares (or approximately 9.9%), and Leidos expects Vanguard Fiduciary Trust Company to maintain the number of shares and related voting rights in the combined entity subsequent to the consummation of the Transactions. Lockheed Martin’s largest minority voting interest is held by State Street Corporation and State Street Bank and Trust Company, which collectively own approximately 51.4 million (or 16.7%) of Lockheed Martin’s outstanding shares. Other than State Street Corporation and State Street Bank and Trust Company, there are no other minority voting interests in Lockheed Martin which exceed 10%.

Vanguard Fiduciary Trust Company holds Leidos shares as trustee of the Leidos Retirement Plan and votes these shares as directed by the plan’s participants. Similarly, approximately 41.7 million of the 51.4 million of Lockheed Martin shares held by State Street Corporation and State Street Bank and Trust Company are held by State Street Bank and Trust Company in the entity’s capacity as trustee, independent fiduciary and/or investment manager for various Lockheed Martin employee benefit plans. As a result, both Vanguard Fiduciary Trust Company and State

Katherine Wray, Esq.

U.S. Securities and Exchange Commission

May 27, 2016

Street Bank and Trust Company have certain limited voting power over the Leidos and Lockheed Martin shares, respectively, but do not have full voting discretion. Without knowing which of Lockheed Martin’s largest minority shareholders will participate in the exchange offer and the percentage that any such Lockheed Martin shareholder would receive subsequent to the Distribution, it is not possible to know how many shares any historic Lockheed Martin shareholder will own in the combined company. However, given the relative size and nature of the share ownership of the largest Leidos and Lockheed Martin minority voting interest holders (i.e., the fact that these holders have shared dispositive and voting power with respect to the shares), Leidos believes that the existence of such minority voting interests does not impact the conclusion that Leidos is the accounting acquirer.

c.	Consideration: The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

Analysis: As disclosed in the Registration Statement, the board of directors of the combined entity will consist of no more than 13 members. Nine of the 10 current members of the Leidos board of directors will continue to serve as directors on the board of the combined company after the Transactions (one is not standing for reelection), while the three new directors will be nominated by Lockheed Martin (and appointed by Leidos if acceptable to Leidos) and will serve on the board of the combined company from the time of Merger until the next annual meeting of the Leidos shareholders, at which time Leidos is required to nominate them for reelection. After the first annual meeting, following the Merger, there is no continuing obligation to nominate any Lockheed Martin nominees.

Under the Leidos Charter, each share of Leidos common stock, including those to be issued in the Merger, entitles the holder to one vote per share on all matters duly submitted to Leidos stockholders for their vote or consent, including election and removal of existing directors. Cumulative voting in the election of directors is permitted. Leidos directors are not divided into classes and hold office until the next annual meeting of stockholders or until their earlier resignation, death, disqualification or removal from office. Under Delaware law, any director or the entire board may be removed by the affirmative vote of the holders of record of a majority of the outstanding shares entitled to vote.

The Nominating and Corporate Governance Committee identifies and recommends, to the full Board, the nominees for election as directors at each annual meeting of stockholders. The Leidos Nominating and Corporate Governance Committee is currently composed of three members – John Hamre, Miriam John and Lawrence Nussdorf. In accordance with the Merger Agreement, Leidos expects that one of the three additional directors to be designated by Lockheed Martin will be appointed as a member of the Nominating and Corporate Governance Committee.

Katherine Wray, Esq.

U.S. Securities and Exchange Commission

May 27, 2016

Mandatory retirement dates will not impact any board positions during the two-year period subsequent to the consummation of the Transactions.

In light of historical voting results in elections of directors, Leidos believes that the possibility of a change in the composition of the Leidos board which results in existing Leidos directors losing majority representation on the board of the combined company is remote during the two-year period subsequent to the consummation of the Transactions. An analysis of the historical affirmative voting patterns for candidates to the Leidos board of directors suggests that more than 90% of the shareholders who will be new shareholders of Leidos as a result of the Transactions would need to all vote against the director candidates nominated for election at Leidos’ annual shareholder meeting by the existing board of directors in order to change the composition of the board such that existing Leidos directors no longer comprise the majority of the board.

Further, in response to the Staff’s comment regarding the ability of the Board members to make significant decisions that affect the operations of the entity, Leidos respectfully advises the Staff that no board member, individually (or no three board members in the case of the three board members nominated by Lockheed Martin), will have the ability to make such decisions. Under the Leidos Bylaws, matters decided by the board require the affirmative vote of a majority of the directors present at a meeting at which a quorum is present. The presence of a majority of the board is required to constitute a quorum for the transaction of business at any meeting of the board.

d.	Consideration: The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

Analysis: While the post-transaction management structure has not been fully determined, Leidos expects that the members of Leidos’ current executive management team, including the Chief Executive Officer and Chief Financial Officer, will continue to comprise a substantial majority of the Leidos executive management team subsequent to the consummation of the Merger and other Transactions. Consequently, Leidos believes that current Leidos executive leadership will dominate the management of the combined company, despite the fact that the executives of the Splitco Business will become employees of the combined company. With the exception of the Chief Executive Officer, who serves under an employment agreement, the remainder of management serves on at at-will basis.

Katherine Wray, Esq.

U.S. Securities and Exchange Commission

May 27, 2016

e.	Consideration: The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity or entities.

Analysis: The Merger Agreement specifies an exchange ratio of 1.020202, which represents the number of shares of Leidos common stock to be issued in the Merger, divided by the number of fully diluted shares of Leidos common stock as of January 25, 2016 (i.e., the number of shares of Leidos common stock into which each outstanding share of common stock of Splitco will be converted upon consummation of the Merger). In performing the accounting acquirer analysis under ASC 805, Leidos considered whether this exchange ratio implies a premium paid over the pre-combination fair value of equity of Splitco.

Because the common stock of Splitco is not publicly traded, Leidos believes that the determination of whether Leidos paid a premium over the pre-combination fair value of the equity interests of Splitco is inherently less objective. Accordingly, Leidos did not perform a calculation of any premium over the pre-combination fair value of the equity interest of the combining entity. Therefore, this factor was not determinative in our analysis of the accounting acquirer under ASC 805, and Leidos relied on the evidence provided by the other factors outlined above in concluding that Leidos is the accounting acquirer.

After considering all pertinent facts, reviewing the criteria outlined in ASC 805 and conducting the analysis explained above, Leidos concluded that it is the accounting acquirer in the Transactions. Although majority voting rights may be retained by former Lockheed Martin shareholders, ASC 805 requires consideration of all pertinent facts and circumstances, listing several potential indicators, none of which is weighed more heavily than another. Leidos’ conclusion is based primarily upon the following facts: (1) current Leidos directors will comprise the majority of the board of the combined company, and it does not expect any changes in the composition of the board in the two-year period subsequent to the consummation of the Transactions such that the current Leidos directors would no longer control the Board, (2) Leidos’ senior executives prior to the Transactions will continue to be the senior executives of the combined company after the Transactions, and (3) Leidos is issuing its equity interests as consideration for the Transactions.

Katherine Wray, Esq.

U.S. Securities and Exchange Commission

May 27, 2016

In addition to the factors from ASC 805 described above, Leidos’ conclusion is supported by the fact that the combined company will retain the Leidos logo, headquarters location and ticker symbol.

Leidos advises the Staff that the accounting analysis outlined on pages 28-29 and 137 of Amendment No. 1 has been updated to include certain additional considerations described above.

16.	We note your disclosure on page 139 that stock options and performance share units held by Splitco employees will remain outstanding and will continue to be governed by the terms of the applicable Lockheed Martin equity incentive plan. Performance share units will continue to be eligible to vest in accordance with the terms of these plans, and subject to the satisfaction of performance criteria, will convert to shares of Lockheed Martin common stock. Please clarify your accounting for these awards, and tell us what consideration you gave to disclosing these factors.

Response: Lockheed Martin generally recognizes compensation costs for stock options and performance share units (PSUs) ratably over the three-year service period based on the grant-date fair value, less estimated forfeitures. As disclosed on page 148 of Amendment No. 1, stock options held by Splitco Business Employees immediately prior to the consummation of the Merger will remain outstanding as an option to acquire Lockheed Martin common stock and will continue to be governed by the terms and conditions as set forth in the applicable Lockheed Martin equity incentive plan and the relevant award agreements. The last year in which Lockheed Martin granted stock options was 2012 and, accordingly, all employee stock options currently outstanding are fully vested and exercisable prior to the consummation of the Merger and no additional service is required. Therefore, no additional compensation expense is required to be recognized prior or subsequent to the date of the Transactions. Outstanding options to purchase Lockheed Martin stock held by Splitco Business Employees following the Merger must be exercised by the earlier of their original term of ten years or 5 years from the date of the Merger, consistent with the terms and conditions of the equity incentive plan and original award agreements.

As disclosed on page 148 of Amendment No. 1, PSUs held by Splitco Business Employees immediately prior to the consummation of the Merger will remain outstanding as Lockheed Martin performance share units, will be eligible to vest on a pro rata basis in accordance with the terms and conditions of the Lockheed Martin stock plan and the relevant award agreement and will be entitled, subject to the satisfaction of the performance criteria in the relevant award agreement, to convert to shares of Lockheed Martin common stock following the end of the applicable performance period based on such terms and conditions. These awards will be pro rated to the date of the Merger and will be issued by Lockheed Martin in shares of Lockheed Martin common stock along with dividend equivalents on the earned shares at the end of the performance cycle (2014 – 2016 cycle to be paid in 2017 and 2015 – 2017 cycle to be paid in 2018) based on actual Lockheed Martin performance during the performance period. Payout of the pro rated portion of the awards is not dependent on future services by Splitco Business Employees for Splitco or Leidos following the Merger or the performance of Leidos, and there are no modifications being made to the original terms and conditions. Pursuant to ASC 718-10-30-28, as amended by Accounting Standards Update No. 2014-12, Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period, Lockheed Martin generally is recording compensation expense for the PSUs through the date of the Transactions based on the number of awards that are expected to be pro rated and eligible to vest (subject to adjustment as the result of changes in the probable outcome of the performance conditions, as described in ASC 718-10-30-15). Additionally, compensation expense for the PSUs has been included in the IS&GS combined financial statements.

Katherine Wray, Esq.

U.S. Securities and Exchange Commission

May 27, 2016

Given that all stock options held by Splitco Business Employees will have vested fully prior to the consummation of the Merger, and the vesting of the PSUs held by Splitco Business Employees will not be dependent on future service by the employees post-Merger, as described above, these equity-based awards will not have any impact on the financial statements of the combined company after the Merger. As a result of the above and in consideration of the fact that no compensation expense is expected for the combined company with respect to the Lockheed Martin stock options and PSUs held by Splitco Business employees, these equity-based awards did not result in an adjustment in the unaudited combined consolidated pro forma financial statements and supplemental combined consolidated statement of income. The disclosure on page 148 of Amendment No. 1 has been updated to clarify the considerations described above with respect to the Lockheed Martin stock options and PSUs held by Splitco Business Employees.

17.	We note your disclosure on page 174 that Splitco will enter into a number of agreements with Lockheed Martin on the date of the Distribution. Clarify whether these agreements will result in incremental expenses to the combined company and what consideration you gave to including pro forma adjustments for the effects of these agreements.

Response: In response to the Staff’s comment, Leidos advises the Staff that the agreements listed in the section titled “Other Agreements—Additional Agreements” are not expected to result in material incremental recurring expenses to the combined company and, therefore, do not give rise to a pro forma adjustment in the unaudited pro forma combined consolidated financial statements and the supplemental combined consolidated statement of income.

Under the terms of the Intellectual Property Matters Agreement, Lockheed Martin will grant to Splitco a perpetual, fully paid-up and royalty-free right to use the Licensed Intellectual Property. Similarly, Splitco will grant to Lockheed Martin a perpetual, fully paid-up and royalty-free right to use certain intellectual property transferred to Splitco following the Distribution. Accordingly, there will be no material incremental income or expense to the combined company following the consummation of the Merger.

The Shared Contracts Agreement and Subcontract Pending Novation Agreement are intended to provide continuity of services to customers for all existing contract obligations in which both Lockheed Martin and the Splitco Business are currently engaged and for any future arrangements that may be entered into by Lockheed Martin and the Splitco Business subsequent to the Distribution under the existing contract vehicles. The revenues and cost of revenues for the contract vehicles addressed by the Shared Contracts Agreement and Subcontract Pending Novation Agreement are recorded in the financial statements of the performing organization under individual task orders, delivery orders and work orders. As a result, all revenues and costs associated with the contracts addressed by the Shared Contracts Agreement and Subcontract Pending Novation Agreement where the Splitco Business is the performing organization have been reported in the historical combined financial statements of IS&GS. For all contracts for which the Splitco Business has historically been the performing organization, the revenues and cost of revenues associated with the portion of the work performed by the Splitco Business will remain with the Splitco Business subsequent to the Distribution even if the contract vehicle is retained by Lockheed Martin. Amounts related to any future task orders, delivery orders and work orders of the Splitco Business which may fall within the scope of these agreements are not factually supportable at this time. As a result, there will be no material incremental income or expense to the combined company following the consummation of the Merger.

Katherine Wray, Esq.

U.S. Securities and Exchange Commission

May 27, 2016

Finally, the intent of the Supply Agreements, Transition Services Agreements, Building and Office Space Leases, Subleases, License Agreements and Leaseback Agreement is to provide continuity of certain services that are substantially similar to what the Splitco Business currently receives from Lockheed Martin and at costs that Leidos believes are substantially comparable to costs which have been allocated to the Splitco Business in its historical combined financial statements. As a result, Leidos does not expect the costs associated with the agreements referenced above to be materially different from the costs that have been reported in the historical combined financial statements of the Splitco Business. Accordingly, Leidos does not believe that any pro forma adjustments are necessary to reflect the impact of these agreements.

Leidos advises the Staff that the preamble to the pro forma financial statements and the preamble to the supplemental statement of income on pages 95 and 100 of Amendment No. 1, respectively, have been updated to clarify that no adjustments have been made to the historical combined financial statements of IS&GS to reflect the impact of the agreements referenced above.

Notes to the Unaudited Pro Forma Combined Consolidated Financial Statements and the Unaudited Supplemental Combined Financial Statements

Note 6: Reclassifications, page 103

18.	Please clarify the nature of the $273 million expenses reclassified from cost of revenues to selling, general and administrative expenses for the year ended December 31, 2015. Further, indicate why the historical financial statements do not require reclassification and are fairly stated.

Response: The adjustment to reclassify $273 million in expenses from cost of revenues to selling, general and administrative expenses is to conform the presentation of certain costs incurred by the IS&GS Business to Leidos’ accounting policy as Leidos is the accounting acquirer. There is diversity in our industry related to the financial statement presentation of the expenses being reclassified, which include general and administrative, bid and proposal and internal research and development costs. These costs are directly or indirectly reimbursable through the pricing of IS&GS’ contracts. Lockheed Martin manages the nature and amount of its costs at a contract level and considers whether such costs are allowable in the pricing of its products and services sold to its customers, primarily the U.S. Government under the FAR, and whether such costs generate revenues. Consistent with SEC Regulation S-X 5.03(b)2, Lockheed Martin’s accounting policy, and therefore IS&GS’ accounting policy, is to include such expenses in cost of revenues as they are included in the pricing of its products and services and, therefore, are applicable to revenues.

Katherine Wray, Esq.

U.S. Securities and Exchange Commission

May 27, 2016

The Transactions

Background of the Transactions, page 118

19.	To the extent it would be material information for investors regarding the nature of the businesses included in or excluded from the Splitco Business, please briefly describe the outcome of Lockheed Martin’s consideration as to whether “certain elements of its government information technology business should be retained and realigned with its other business segments based on the nature of the work and the customers served.”

Response: The disclosure on page 127 of Amendment No. 1 has been revised in response to the Staff’s comment.

20.	We note the disclosure in the second paragraph on page 118 that in October 2015, Lockheed Martin and Leidos discussed a general outline of a potential Reverse Morris Trust transaction and that “Lockheed Martin held similar discussions with other interested parties.” Please ensure that disclosure explains why the Reverse Morris Trust transaction structure was selected. In this regard, to the extent material, briefly address any other transaction structures that you considered and the reasons for not pursuing them.

Response: Lockheed Martin and Leidos acknowledge the Staff’s comment and additional disclosure has been included on page 127 of Amendment No. 1.

21.	Please describe in greater detail the negotiation during the meetings between Lockheed Martin and Leidos to provide shareholders with an understanding of how, when and why the terms of the proposed transaction evolved, to the extent such disclosure is not already provided. In this regard, explain how it was determined that the exchange ratio and the discount to the per-share value of Leidos common stock that tendering Lockheed Martin shareholders will receive would be determined subsequently.

Response: Lockheed Martin and Leidos acknowledge the Staff’s comment. Although Lockheed Martin and Leidos believe that the course of the negotiations and the material discussions between Lockheed Martin and Leidos are summarized in the Background of the Transactions section, additional information has been included concerning those discussions on page 128 of Amendment No. 1.

Katherine Wray, Esq.

U.S. Securities and Exchange Commission

May 27, 2016

As noted above in response to Comment 1, Lockheed Martin has the right to determine whether the distribution is effected through a spin-off or a split-off transaction. Since the determination of the exchange ratio used in the exchange offer and the discount to the per-share value of Leidos common stock are decisions about the terms and conditions of the exchange offer itself and the number of shares of Leidos common stock to be issued to Lockheed Martin stockholders in the merger is fixed, the exchange ratio used in the exchange offer and the discount were not the subject of the negotiations between Lockheed Martin and Leidos.

Leidos’ Reasons for the Transactions

Transaction Terms and Other Considerations, page 123

22.	We note your disclosure that, in deciding to approve the Merger Agreement, the Leidos Board considered “the fit of the business combination with Leidos’ previously established strategic goals....” Please explain briefly the goals to which you refer and how the business combination is expected to fit with these.

Response: Leidos’ previously established strategic goals include adding capabilities, expanding market access and increasing scale. The fourth bullet under “Leidos’ Reasons for the Transaction – Transaction Terms and Other Considerations” on page 132 of Amendment No. 1 has been revised accordingly to reflect these strategic goals. We note for the Commission’s reference that how the business combination is expected to fit with these strategic goals is also addressed in “Leidos’ Reasons for the Transaction – Strategic Considerations” beginning on page 131 of Amendment No. 1.

Opinion of Leidos’ Financial Advisor, page 125

23.	Please supplementally provide us with copies of all materials prepared by the company’s financial advisor for use by the Leidos board, including copies of the board books and all transcripts, summaries and similar materials.

Response: The presentation materials prepared by Citi in connection with its opinion, dated January 25, 2016, to the Leidos Board as summarized under the caption “Opinion of Leidos’ Financial Advisor” are being provided to the Staff under separate cover by counsel for Citi on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such Rules, counsel for Citi has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for Citi also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

Katherine Wray, Esq.

U.S. Securities and Exchange Commission

May 27, 2016

24.	We note that Citi’s opinion was delivered to the Leidos board on January 25, 2016. Please disclose whether any material changes in Leidos’ operations, performance, or in any of the projections or assumptions upon which Citi based its opinion have occurred since the delivery of the opinion or that are anticipated to occur before the Leidos shareholder meeting.

Response: In response to the Staff’s comment, the disclosure on page 139 of Amendment No. 1 has been revised.

25.	We note that the financial advisor did not conduct an analysis of comparable transactions to support its opinion. Please disclose the reasons why the financial advisor did not believe an analysis of comparable transactions, including other Reverse Morris Trust transactions, was warranted.

Response: In response to the Staff’s comment, the disclosure on page 136 of Amendment No. 1 has been revised.

Discounted Cash Flow Analyses, page 128

26.	Please disclose how Citi determined the perpetuity growth rates and the discount rates for both companies.

Response: In response to the Staff’s comment, the disclosure on page 137 of Amendment No. 1 has been revised. Leidos notes for the Staff that the basis for Citi’s selected discount rate range (i.e., a weighted average cost of capital calculation) currently is disclosed on page 137 of Amendment No. 1.

Selected Public Companies Analyses, page 128

27.	Please enhance disclosure of the criteria used in selecting comparable companies. Advise us as to whether any companies meeting the selection criteria were excluded from the financial advisor’s analysis and revise your disclosure as appropriate to explain any such exclusion. In this regard, we note that the list of selected public companies used by Citi differs from the list of companies used for purposes of compensation comparison as disclosed by Leidos.

Response: In response to the Staff’s comment, the disclosure on page 137 of Amendment No. 1 has been revised. Leidos supplementally advises the Staff that Citi believes that the selected companies included in its analyses reflect the companies that in Citi’s professional judgment met its selected criteria; however, given that the selection of relevant companies involves professional judgment, the disclosure appearing on page 136 of Amendment No. 1 has been revised to indicate that the selected companies reviewed may not necessarily include all companies that could be deemed relevant.

Katherine Wray, Esq.

U.S. Securities and Exchange Commission

May 27, 2016

Lockheed Martin’s Reasons for the Transactions, page 132

28.	Please concisely explain how “the separation of the Splitco Business from Lockheed Martin could result in a significantly reduced cost structure for the Splitco Business,” as noted in the fourth bullet point in this section. In this regard, we note disclosure elsewhere in the registration statement, for example in the first two risk factors on page 41, indicating that Splitco has received certain benefits and services due to being part of Lockheed Martin, and that Leidos may be unable to replace these resources at the same cost following the Transactions.

Response: As part of Lockheed Martin’s strategic review, the board and management considered the fact that certain overhead and related costs that are important to support Lockheed Martin’s other businesses, which tend to be platform or product-centric, are not necessary for the Splitco Business, which tends to be more service-centric, but under government cost accounting principles this overhead and the related costs are required to be apportioned across all of Lockheed Martin’s business areas, including the Splitco Business. In addition, the benefit structure, including Lockheed Martin’s historical defined benefit pension plans, and other business infrastructure that affect the cost base of the Splitco Business are not shared by Leidos and other companies with which the Splitco Business competes. As a result, it is Lockheed Martin’s belief that Leidos will not be required to replace many of the benefits and services currently provided by Lockheed Martin, but that there is a risk that Leidos incurs higher costs as to those benefits and services that it must replace. Consequently, regardless of whether the benefits and services previously provided by Lockheed Martin will need to be replaced by Leidos, Lockheed Martin’s board and management concluded that the overall cost structure for the Splitco Business will be significantly reduced as a result of lower allocated overhead costs. Accordingly, Lockheed Martin believes that this disclosure and the risk factor disclosures are not inconsistent.

The disclosure on page 141 of Amendment No. 1 has been supplemented to reflect this information in response to the Staff’s comment.

29.	Please address what consideration, if any, the Leidos board gave to indemnification obligations if as a result of certain actions by Leidos or Splitco or as a result of certain changes in ownership of stock of Leidos or Splitco after the Merger. Please quantify those potential indemnification obligations if material.

Response: As noted in the last bullet in the section on page 142 of Amendment No. 1 describing factors that the Lockheed Martin board considered in support of the Transaction, the board considered the terms and conditions of the Merger Agreement, the Separation Agreement and the other Transaction Documents. This evaluation included the indemnification provisions included in the various documents. The Lockheed Martin board also considered the financial costs to Lockheed Martin if the assumptions about the tax consequences were incorrect as noted in the second to the last bullet on page 142 of Amendment No. 1 in the section describing the potentially negative factors that the Lockheed Martin board considered.

In addition, in response to the Staff’s comment, the disclosure on page 133 of Amendment No. 1 has been revised.

Katherine Wray, Esq.

U.S. Securities and Exchange Commission

May 27, 2016

Debt Financing, page 165

30.	For each proposed debt financing, clarify whether there are any financial covenants that are required to be met, and if so, please disclose the specific terms of these covenants. Further, please update your disclosure to provide the interest rates once finalized.

Response: In response to the Staff’s comment, the disclosure on page 178 of Amendment No. 1 has been revised. In addition, the disclosure will be updated to provide the interest rates once finalized.

Other Agreements, page 170

31.	Please provide disclosure regarding any material fees to be charged in connection with services under the Transitions Services Agreement. Tell us whether you intend to file the Transition Services Agreement.

Response: The Transition Services Agreement (Parent to Splitco) will be filed in a subsequent amendment to the Registration Statement. The amounts charged to Splitco under the Transition Services Agreement (Parent to Splitco) are expected to be reflective of Lockheed Martin’s costs and it is not expected that there will be any material fees in excess of costs charged in connection with services provided to Splitco under that agreement. Any services provided by Splitco to Lockheed Martin will be significantly narrower in scope and will not be material. Accordingly, no additional disclosure has been added to the Registration Statement.

Combined Financial Statements of the Information Systems & Global Solutions Business

Combined Statements of Earnings, page F-3

32.	We note the disclosure on page 76 of Lockheed Martin Corporation’s Form 10-K for the year ended December 31, 2015 that in 2014 Lockheed Martin recorded an impairment charge of $119 million in the Technical Services reporting unit within its MFC business segment. On page 84 of the Form 10-K, Lockheed Martin discloses that in 2015 all technical service programs were transferred from the MFC business segment to the IS&GS business segment. We further note that during 2013, due to the continuing impact of defense budget reductions and related competitive pressures on the Technical Services business, Lockheed Martin recorded an impairment charge of $195 million. Please clarify if these impairment charges are included in these financial statements. Tell us what consideration you gave to disclosing these impairments.

Response: The goodwill impairment charges recorded by Lockheed Martin during the years ended December 31, 2014 and 2013 related to the Technical Services reporting unit are not included in the IS&GS combined financial statements because there was a different amount of assets, including goodwill for the Technical Services reporting unit, assigned to the IS&GS combined financial statements. The goodwill assigned to the IS&GS combined financial statements was separately evaluated for impairment by the IS&GS business and determined not to be impaired.

Katherine Wray, Esq.

U.S. Securities and Exchange Commission

May 27, 2016

By way of background, the Technical Services business was determined to be a reporting unit for both Lockheed Martin and the IS&GS business. Long lived assets, including goodwill, were assigned to the Technical Services reporting unit and separately tested for impairment by Lockheed Martin and the IS&GS business. However, the amount of long lived assets, in particular goodwill, assigned to the Technical Services reporting unit for the IS&GS combined financial statements was significantly less than the amounts recorded by Lockheed Martin. The purpose of the IS&GS combined financial statements is to reflect the historical operations of the IS&GS business (including the Technical Services business). Accordingly, the amount of goodwill assigned to the IS&GS combined financial statements was based on a historical carve-out approach, which attributed goodwill to the Technical Services reporting unit only for businesses it historically had acquired. Conversely, the amount of goodwill attributed to the Technical Services reporting unit by Lockheed Martin was based on a relative fair value approach, which assigned goodwill to the Technical Services reporting unit for businesses it had acquired as well as amounts allocated from prior internal reorganizations. The relative fair value approach resulted in Lockheed Martin attributing $325 million of additional goodwill to the Technical Services reporting unit than was attributed by the IS&GS business as of December 31, 2012, the year prior to the initial impairment charge recorded by Lockheed Martin.

The goodwill impairment tests separately performed by the IS&GS business indicated that the fair value of the Technical Services reporting unit substantially exceeded its net carrying value as determined using the historical carve-out approach described above because of the lower amount of goodwill assigned under the historical carve-out approach.

33.	Please clarify whether all of the severance charges relating to the IS&GS segment that are disclosed on page 104 of Lockheed Martin’s Form 10-K for the year ended December 31, 2015 have been included in these financial statements.

Response: During the third quarter of 2015, Lockheed Martin recorded severance charges totaling $35 million related to the IS&GS business segment as it existed prior to the program realignment that occurred in the fourth quarter of 2015. The charges consisted of severance costs associated with the elimination of certain positions for programs retained by the IS&GS business segment subsequent to the program realignment as well as positions for programs that were realigned to other Lockheed Martin business segments. Consistent with Question 1 of SAB Topic 1.B.1, only the portion of the severance charges related to the elimination of certain positions for programs retained by the IS&GS business segment were reflected in the IS&GS combined financial statements for the year ended December 31, 2015, which was $20 million.

Katherine Wray, Esq.

U.S. Securities and Exchange Commission

May 27, 2016

Note 1. Business Overview and Basis of Presentation, page F-8

34.	We note the disclosure on page 84 of Lockheed Martin’s Form 10-K for the year ended December 31, 2015 that during the fourth quarter of 2015, Lockheed Martin realigned certain programs among its business segments in connection with the strategic review of its government IT and technical services businesses. As part of the realignment, various programs were transferred among business segments. Subsequent to the program realignment, the IS&GS business segment which Lockheed Martin plans to divest in the third quarter of 2016 represents the government IT and technical services businesses that were under strategic review. Clarify how the programs that comprise the IS&GS business segment represent a discrete portion of Lockheed Martin’s business. That is, clarify if these programs were managed autonomously, are considered dissimilar to the businesses retained by Lockheed Martin, and share no more than incidental common facilities and costs.

Response: The determination of whether to divest or retain the businesses under strategic review was based on an assessment of the nature of the work performed and customers served by each operation, competitive pressures and other factors noted on page 141 – 142 of Amendment No. 1. The operations providing software and integrated systems; commercial cybersecurity; surveillance; data analytics; engineering services; air traffic, health and energy management; and acquisitions, program management and logistics services were designated for divestiture and comprise the IS&GS business segment subsequent to the program realignment in the fourth quarter of 2015. These service offerings primarily involve the provision of IT solutions and labor hours, which do not align with the core product and service offerings of Lockheed Martin. The primary customers of these offerings include certain civil agencies such as the Federal Aviation Administration, Department of Energy, Department of Labor, Department of Health and Human Services and the Social Security Administration.

The operations providing IT systems and communications services with spacecraft and satellites (ground station solutions); and command, control, communications, computers, intelligence, surveillance and reconnaissance (C4ISR) for integrated weapons systems and other platforms were closely associated with and supported other core programs being performed by Lockheed Martin’s Missiles and Fire Control, Mission Systems and Training, and Space Systems business segments. Accordingly, these operations were designated to remain part of Lockheed Martin and transferred to those business segments. The operations that were transferred comprised substantially all of the IS&GS business segment’s intersegment sales. In contrast to the operations designated for divestiture, the operations retained by Lockheed Martin involve highly customized or proprietary software, hardware and products that support Lockheed Martin’s core platform offerings such as aircraft, satellites and weapons systems. The primary customers of these offerings include the Department of Defense, all branches of the U.S. military, and intelligence agencies.

Prior to the program realignment in the fourth quarter of 2015, the operations of the IS&GS business segment were organized into two lines of business, each of which was led by an operating manager who was accountable to the Executive Vice President of the IS&GS business segment for the financial and operating performance of their line of business. The operations designated to remain with Lockheed Martin comprised the majority of one line of business while the operations designated for divestiture comprised substantially all of the other line of business. Each line of business had discrete direct costs and shared certain indirect costs such as overhead and general and administrative expenses. Additionally, certain operations in the lines of business shared facilities while other operations did not as some work was performed at customer locations. Subsequent to the Transaction, the Splitco Business will have indirect costs and facilities independent of Lockheed Martin.

Katherine Wray, Esq.

U.S. Securities and Exchange Commission

May 27, 2016

In determining the appropriate reporting entity for the combined financial statements of the IS&GS Business we considered whether the guidance in Staff Accounting Bulletin (“SAB”) Topic 5.z.7 was applicable. In making this determination, we considered the legal entity structure of the Transactions. The Splitco Business consists of operations and net assets held by various legal entities currently owned by Lockheed Martin. Certain of those legal entities will remain owned by Lockheed Martin subsequent to the separation of the IS&GS Business while other legal entities will be divested with the separation of the IS&GS Business. The operations and net assets of the IS&GS Business that are currently held in legal entities that will remain with Lockheed Martin will be transferred to Splitco in connection with the Transactions. As the Transactions represent the contribution of various legal entities and operations into a newly formed legal entity, we do not believe SAB Topic 5.z.7 applies to our facts and circumstances. We believe that SAB Topic 5.z.7 applies to a scenario in which an existing legal entity is divesting a business and whether the distribution of the business could be reflected as a change in reporting entity.

Based on the nature of the transaction described above, the combined financial statements of the IS&GS Business reflect substantially all the historical operating results, net assets and cash flows for the operations and net assets of the legal entities and programs that will be contributed to the Splitco Business and divested as part of the Transactions. We consider this presentation to be the most relevant to the investors of both Lockheed Martin and Leidos as it depicts the historical performance of the business being separated from Lockheed Martin and merged with Leidos. Accordingly, this presentation enables investors to understand the historical stand-alone performance of the IS&GS Business and the impacts the Transactions will have to the financial results of Lockheed Martin and Leidos.

35.	We note your disclosure that Lockheed Martin’s long-term debt and related interest expense have not been attributed to IS&GS for any of the periods presented because Lockheed Martin’s borrowings are neither directly attributable to IS&GS nor is IS&GS the legal obligor of such borrowings. Clarify whether any of the entities that comprise IS&GS are guarantors of this debt. Further, we note the disclosure on page 29 of Lockheed Martin’s Form 10-K for the year ended December 31, 2015 that Lockheed Martin intends to use proceeds of the transaction to repay debt, pay dividends or repurchase its stock. Tell how you considered attributing debt to IS&GS to the extent the proceeds will be used to retire the debt of Lockheed Martin Corporation.

Response: Leidos has been informed by Lockheed Martin that Lockheed Martin and Splitco confirm that none of the entities that comprise the IS&GS business is a guarantor of the debt of Lockheed Martin. Additionally, none of the debt of Lockheed Martin was issued to fund the operations of or acquisitions by the IS&GS business. With respect to Lockheed Martin’s intentions to the use of the proceeds of the transaction to repay debt, pay dividends or repurchase its stock, the statement reflects the permissible use of proceeds applicable to Lockheed Martin in the context of a tax-free spin-off transaction under applicable tax law. At this time, no decision has been taken regarding the specific use of such proceeds as between these alternatives.

Katherine Wray, Esq.

U.S. Securities and Exchange Commission

May 27, 2016

Exhibits

36.	Please tell us whether you intend to file the Intellectual Property Matters Agreement, Supply Agreements and License Agreements pursuant to Item 601(b)(10) of Regulation S-K. If you do not believe that you are required to file such agreements, please provide your basis for this belief.

Response: The form of Intellectual Property Matters Agreement, the form of Shared Contracts Agreement – Shared Contracts (Splitco Companies) and the form of Supply Agreement (Parent to Splitco) will be filed with a subsequent amendment to the Registration Statement. Other than the Transition Services Agreement (Parent to Splitco), which is addressed in the response to Comment 31, Lockheed Martin and Splitco do not believe that there are any other ancillary agreements that are material and required to be filed.

General

37.	Please ensure consistency of disclosure throughout the documents filed on behalf of Abacus Innovations Corporation, Lockheed Martin Corporation, and Leidos Holdings, Inc. Where comments on a particular filing are applicable to disclosure in another filing, please make corresponding changes to the disclosure in such other filing. In this regard, to the extent that comments on your registration statement are applicable to disclosure in your proxy statement, please ensure that you revise the proxy statement accordingly.

Response: Lockheed Martin and Splitco are today filing an amendment to Splitco’s Form S-4/S1 registration statement responding to the comments it has received from the Staff. Amendment No. 1 reflects conforming changes based on changes to the Splitco amended S-4/S-1 registration statement addressing the Staff’s comments. Leidos also will be filing an amendment to its preliminary proxy statement reflecting conforming changes based on changes to the Leidos amended S-4 registration statement.

38.	We note that your filing omits material information related to the exchange offer. Since this disclosure, such as the upper limit with respect to the number of Splitco common stock that may be issued per Lockheed Martin share of common stock in the exchange offer, triggers a number of disclosure matters, we will need sufficient time to process the amendment when this information is included. Please understand that the effect of revised disclosure throughout the relevant documents may result in new issues being raised in the comment process. In addition, please confirm your understanding that pursuant to Instruction 2 to Exchange Act Rule 13e-4(e)(2), the preliminary prospectus may not omit information under Rule 430A of the Securities Act.

Response: Leidos acknowledges the Staff’s comment and understands that the Staff will need sufficient time to process the amendment when this information is included. In addition, the Company confirms its understanding that pursuant to Instruction 2 to Exchange Act Rule 13e-4(e)(2), the preliminary prospectus to be delivered to security holders may not omit information under Rule 430A of the Securities Act.

Katherine Wray, Esq.

U.S. Securities and Exchange Commission

May 27, 2016

Leidos acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or if you would like any additional information please do not hesitate to call me at (302) 651-3000 or Vincent A. Maffeo of Leidos Holdings, Inc. at (571) 526-6000.

Very truly yours,

/s/ Robert B. Pincus

Robert B. Pincus

Partner

Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Jan Woo, Legal Branch Chief Stephen Krikorian, Accounting Branch Chief Laura Veator, Staff Accountant Roger A. Krone, Leidos Holdings, Inc. Vincent A. Maffeo, Leidos Holdings, Inc.